News Release
NYSE Alternext, TSX Symbol: NG

NovaGold Closes US$69 Million of US$75 Million Financing

January 22, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) announced today that it has closed its US$60 million private placement with Electrum Strategic Resources LLC (“Electrum”) as previously announced on January 2, 2009. A total of 46,153,847 Units were sold to Electrum at a price of US$1.30 per Unit for gross proceeds of US$60 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (EST) on January 21, 2013. The Company also announced today that it has closed a majority of the additional US$15 million private placement previously announced on January 6, 2009. A total of 6,980,769 Units were sold for gross proceeds of approximately US$9,075,000. The Company expects to close the balance of the US$15 million financing later today and will, upon receipt of funds, issue an additional 4,557,692 Units. On completion, the Company will have received aggregate gross proceeds of US$75 million from the financings.

The Company also announced that it has received a Notice of Conversion from Auramet Trading, LLC (“Auramet”) to convert an additional approximately US$6.3 million principal amount outstanding under the bridge loan from Auramet to 5,000,000 common shares of NovaGold. Following this conversion the principal amount outstanding under the bridge loan will be approximately US$7.3 million. NovaGold has delivered to Auramet a prepayment notice which states that, unless Auramet exercises its right to convert within ten days, the remaining approximately US$7.3 million principal of the bridge loan will be repaid from the proceeds of the financing. Auramet has advised the Company that it intends to convert all of the remaining principal amount of the bridge loan into approximately 5.7 million additional common shares prior to repayment. To date, no binding Notice of Conversion has been received by the Company for this additional conversion.

The net proceeds of the financing will be used to repay any outstanding principal, not converted into common shares of NovaGold, and interest owing under the bridge loan from Auramet, to finance continuing exploration and development activities at NovaGold’s Donlin Creek gold project in Alaska, and the Company’s Galore Creek copper-gold project in British Columbia, and to further examine, develop and, if warranted, re-activate the Rock Creek Mine near Nome, Alaska and for general corporate purposes.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts
Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development
604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.